Exhibit 99.31

June 17, 2020

To the Chairman of Audit Committee

Enclosed is our response to the change of auditor notice dated June 10, 2020 in accordance with National Instrument 51-102. We understand that this letter will be reviewed and approved by the Audit Committee and Board of Directors, filed with Ontario Securities Commission prior to date within 14 days after our appointment, and included in the information circular accompanying the notice of any meeting of shareholders at which action is to be taken concerning a change in auditor.

Yours very truly,

Chartered Professional Accountants, Licensed Public Accountants

PricewaterhouseCoopers LLP
PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5 T: +1 905 815 6300, F: +1 905 815 6499, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

June 17, 2020

To: Ontario Securities Commission

We have read the statements made by Bitfarms Ltd. in the attached copy of change of auditor notice dated June 10, 2020, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements concerning PricewaterhouseCoopers LLP in the change of auditor notice dated June 10, 2020.

Yours very truly,

Chartered Professional Accountants, Licensed Public Accountants

PricewaterhouseCoopers LLP
PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5 T: +1 905 815 6300, F: +1 905 815 6499, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.